Secretdays Co.		
Inception Date Balance Sheet		
as of MARCH 08, 2019		
"UNAUDITED"		
ASSETS		
Current Assets		
Cash in the bank	$	50.00
	$	-
Total Current Assets	**$50**	
Fixed Assets		
	$	-
Total Fixed Assets	**$0**	
Intangible Assets		
	$	-
Total Intangible Assets	**$0**	
Total Assets	**$50**	
LIABLITIES & OWNERS EQUITY		
Current Liabilities		
	$	-
Total Current Liabilities	**$0**	
Long Term Liabilities		
	$	-
Total Long Term Liabilities	**$0**	
Owners' Equity/Net Worth		
Invested Capital	$	37,800.00
Retained Earnings / Deficit	(37,750 -)	
Total Owners' Equity/Net Worth		
Total Liabilities and Equity/Net Worth	**$50**	